Exhibit 16.1

October 28, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Gentlemen:

We have read Item 4 of Form 8-K dated October 28, 2004, of Elgin National Industries, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph and the second and third paragraphs on pages therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP